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5871 Honeysuck/  Road, Prescott, AZ 86305-3764

     (T): 928.515. 1942 (F): 928.515. 1943

September 6, 2018



Mr. John Coleman
United States Securities and Exchange Commission
Washington, D.C. 20549


Dear Mr. Coleman:

In response to your email dated July 27, 2018, I am responding to your two comments. Mr. Stapleton is no longer with the Company.

Comment

Item 2. Properties page 8

1. We note your disclosure of indicated and inferred resources. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the instructions to Paragraph (b) (5) of Industry Guide 7. Please revise to remove the resource disclosure.

Revision

Previous Operations

To our knowledge, prior to its acquisition by ECL, the property was last active in 1988. The property was previously drilled with a total of approximately 160 short core holes by the U.S. Bureau of Mines in 1944 and 1948. The results of this drilling showed that our patented claims contain of potentia] iron ore. From
1961 to 1988, to our knowledge, an estimated 250,000 tons of iron were produced on the property. Prior to December 2004, there had not been any significant exploration completed on the property. There had only been shallow drilling of the upper magnetite horizon, which was completed by the U.S. Bureau of Mines in 1944 and 1948. Additionally drillings were performed by ECL in 2005 and 2006. Additionally, there was geologic mapping of the property at a scale of 1:3,600 by Kelley in 1952.

There were no significant surface disturbances or contamination issues found on the surface or underground water due to the historical mining activities referred to above and no remediation has been required to be performed by the Company. However, initially the Company was required to provide, and has provided, a $15,000 financial assurance in connection with the issuance of our Permit No. Ll005ME by, the MMD.

Comment:

Item 4. Mine Safety Disclosures page 24
2. Please tell us why you have not filed your mine safety data as an exhibit to your Exchange Act filing. See paragraph 95 of Item 601 of Regulation S-K.




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                                                      5871 Honeysrickle Road,
Prescott, AZ 86305-3764
                                                           (T): 928.515.1942
(F): 928.515.1943



This was an oversight on minor violations that occurred in March 2016. The proposed violations occurred on March 22, 2016, and the Company did not receive the notice of Proposed Assessment until November 8, 2016. The mine operator contested the violations made under 30 CFR 110.3. On March 23, 2017 an Order of Assignment and Prehearing Order was received for civil penalty proceedings from the Federal Mine Safety and Health Review Commission. Discussions followed as set forth in the Prehearing Order and on June 28, 2017, the Company received from Federal Mine Safety and Health Review
Commission an Order Accepting Appearance, Order of Dismissal, which vacated all citations against the Company.

Revision:

ITEM 4. MINE SAFETY DISCLOSURES

During our fiscal operating year ending September 30, 2017, the Company received seven proposed minor violations from MSHA on November 11, 2016, that occurred on March 22, 2016 aggregating $1 ,864. The proposed assessments were contested by the Company. Based on discussions with the Federal Mine
Safety and Health Review Commission we received a letter from the Federal Mine Safety and Health Review Commission dated June 28, 2017, that the citations issued were vacated and dismissed. The Company will pursue reimbursement of our costs of defending these assessments as provided for under MSHA regulations.

Respectfully Submitted,

~-!f-~
Stephen J. Antol
Chief Financial Officer




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